



ALMa Design Studio LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.75%

Target Raise Amount: $85,000

Offering End Date: May 29, 2025

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $10,000

Company Details:

Name: ALMa Design Studio LLC

Founded: December 20, 2016

Address: 200 N. 16th St, Ste 210

Sacramento, CA 95811

Industry: Pottery and Ceramics Manufacturing

Employees: 2

Website: https://almadesign.co/

Use of Funds Allocation:

If the maximum raise is met:

$80,837.50 (94.75%) – of the proceeds will go towards working capital- equpiment, marketing, upgrading event space, and expansion of product lines

$4,462.50 (5.25%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 10,200 Followers





Business Metrics:

	FY23	FY24	YTD 3/17/2025
Total Assets	$30,532	$36,425	$44,207
Cash & Cash Equivalents	$8,358	$14,021	$19,337
Accounts Receivable	$0	$0	$2,465
Short-term Debt	$4,626	$6,239	$6,153
Long-term Debt	$4,509	$3,756	-$844
Revenue	$88,757	$68,110	$20,387
Cost of Goods Sold	$11,031	$12,260	$644
Taxes	$0	$0	$0
Net Income	$34,069	$24,477	$8,977

Recognition:

ALMa Design Studio LLC (DBA ALMa Design Studio) merges culture and design for your spaces. Their dinnerware is fully rooted in their region, from locally sourced clay to custom glazes, and made with both chefs and design lovers in mind. They're now expanding into home goods and full-service interior design. Teaching remains at the heart of what they do. They offer classes as a way to connect creatives and foster community.

About:

ALMa Design Studio LLC (DBA ALMa Design Studio) is a design-driven brand producing handcrafted dinnerware, distinctive home goods, and immersive ceramic workshops—merging culture and design into scalable experiences across retail, hospitality, and lifestyle sectors.

For more information, contact our Customer Support Team at support@thesmbx.com

